SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Millendo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60040X103

(CUSIP Number)

April 6, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040X103

1.	Names of Reporting Persons Frazier Healthcare VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons FHM VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons FHM VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons James Topper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons Nader Naini
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 60040X103

1.	Names of Reporting Persons Nathan Every
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 621,129 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 621,129 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,129 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 621,129 shares of Common Stock held directly by Frazier Healthcare VI, L.P. (the “FH Shares”). FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 18,266,545 shares of Common Stock that were outstanding as of March 1, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

Item 1(a).	Name of Issuer: Millendo Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 301 N. Main Street, Suite 100, Ann Arbor, MI 48104

Item 2(a).	Name of Person Filing:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Healthcare VI, L.P. (“FH VI”)

FHM VI, L.P. (“FM VI LP”)

FHM VI, L.L.C. (“FHM VI LLC”)

James Topper (“Topper”)

Patrick Heron (“Heron”)

Alan Frazier (“Frazier”)

Nader Naini (“Naini”)

Nathan Every (“Every” and together with Topper, Heron, Frazier and Naini, the “Members”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, Washington 98101

Item 2(c).	Citizenship:

Entities:	FH VI	-	Delaware, U.S.A.
	FHM VI LP	-	Delaware, U.S.A.
	FHM VI LLC	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Frazier	-	United States Citizen
	Naini	-	United States Citizen
	Every	-	United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 60040X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2020	FRAZIER HEALTHCARE VI, L.P. By FHM VI, L.P., its general partner By FHM VI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 7, 2020	FHM VI, L.P. By FHM VI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 7, 2020	FHM VI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 7, 2020	By:	*
James Topper

Date: April 7, 2020	By:	*
Patrick Heron

Date: April 7, 2020	By:	*
Nader Naini

Date: April 7, 2020	By:	*
Nathan Every

Date: April 7, 2020	By:	*
Alan Frazier

Date: April 7, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on December 17, 2018.

Exhibit Index

Exhibit A -         Agreement regarding filing of joint Schedule 13G.